SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934**

For the month of May 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   x   Form 40 F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No   x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002

Attached as Exhibit 99 is the Invitation to the Annual General Meeting of Alcon, Inc. on Tuesday, May 20, 2003 at 2:00 p.m. at the Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   May 1, 2003   By   /s/ Guido Koller
                                            Name: Guido Koller
                                            Title: Senior Vice-president

Date   May 1, 2003   By   /s/ Stefan Basler
                                            Name: Stefan Basler
                                            Title: Attorney in Fact